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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934





                                Benz Energy Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock. $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    083453209
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 3, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13G



CUSIP No.  083453209
--------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harken Energy Corporation
      95-2841597
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------

   NUMBER OF          5   SOLE VOTING POWER
   SHARES                    0
BENEFICIALLY          ---------------------------------------------------------
   OWNED BY           6   SHARED VOTING POWER
     EACH                    10,334,136(1)
 REPORTING            ---------------------------------------------------------
   PERSON             7   SOLE DISPOSITIVE POWER
    WITH                     10,334,136
                      ---------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,334,136
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.6%

-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    CO

-------------------------------------------------------------------------------


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         (1) Harken and Benz have entered into a Proxy Agreement pursuant to which Harken has granted Benz, as holder of the Proxy, the right to vote all the shares Harken owns of any Benz voting securities that would be entitled to vote at any meeting of, or action taken by, the stockholders of Benz, if (a) such vote treats Harken the same as all other securities in that class subject to the vote, (b) such vote is on a resolution or matter that either directly or indirectly relates to a strategic transaction, including, but not limited to, a merger or sale of Benz, a purchase by Benz of another company or substantial amount of assets, or a re-capitalization or an exchange offer to holders of Benz securities, and (c) the vote does not create a new class of Benz securities. If the Proxy may be voted by Benz as specified above, it will be voted in accordance with the direction of the majority of the members of Benz's Board of Directors. The right of Benz to vote particular Benz securities acquired by Harken expires two years after the date of such securities' acquisition.



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Item 1(a)     Name of Issuer:

              Benz Energy Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              1000 Louisiana Street, 15th Floor
              Houston, Texas 77002

Item 2(a)     Name of Person Filing:

              Harken Energy Corporation

Item 2(b)     Address of Principal Business Office:

              16285 Park Ten Place, Suite 600
              Houston, Texas 77084

Item 2(c)     Citizenship:

              Delaware

Item 2(d)     Title of Class of Securities:

              Common Stock, $0.01 par value per share

Item 2(e)     CUSIP Number:

              083458209

Item 3        Status of Person Filing:

              Not applicable.

Item 4        Ownership:

              (a) Amount Beneficially Owned: 10,334,136 shares of Common Stock, par value $1.00 per share.(2)

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         (2) As of the date hereof, Harken beneficially owned 23,338 shares (or
$23,338,000 face value) of Benz's Class A, Series II Convertible Preferred Stock (the "Preferred Stock") and $412,000 principal amount of Benz's 9% Convertible Debentures (the "Convertible Debentures"). As of the date hereof, the Preferred Stock is convertible at Harken's option into Benz's Common Stock at a conversion price of $.35 Cdn per $100 face value of Preferred Stock, or, based upon the spot price on August 3, 2000, at a conversion price of US $0.2358 per share. Consequently, based on the spot price as of such date, Harken may convert the Preferred Stock into approximately 9,897,371 shares of Benz's Common Stock. The Convertible Debentures are presently convertible at Harken's option into Benz's Common Stock at a conversion price of $1.40 Cdn per share, or based upon the spot price on August 3, 2000, at conversion price of US $0.9433 per share. Consequently, based on the spot price as of such date, Harken may convert the Convertible Debentures into approximately 436,765 shares of Benz's Common Stock.


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              (b)  Percent of Class: 5.6%.(3)

              (c)  Number of shares as to which each person has:

                     (i) sole power to vote or to direct the vote: 0 shares.

                    (ii) shared power to vote or to direct the vote: 10,334,136 shares of Common Stock.

                         See footnote (1) in Item 6 of the Cover Page.

                   (iii) sole power to dispose or to direct the disposition of
                         10,334,136 shares of Common Stock.

                    (iv) shared power to dispose or to direct the disposition
                         of:  0 shares.

Item 5        Ownership of 5% or Less of a Class:

              Not applicable.

Item 6        Ownership of More than 5% on Behalf of Another Person:

              Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By The Parent Holding Company:

              Not applicable.

Item 8        Identification and Classification of Members of the Group:

              Not applicable.

Item 9        Notice of Dissolution of Group:

              Not applicable.

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          (3) The percentage of shares beneficially owned is based upon an aggregate of 239,701 shares (or $23,970,100 face value) of Preferred Stock outstanding and $20,817,000 principal amount of Convertible Notes outstanding, each as of March 31, 2000, as reported in Benz's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000. The percentage of beneficial ownership is also based upon 62,113,409 shares of Benz's Common Stock as being outstanding as of March 31, 2000, as reported in the Quarterly Report referred to above, and treats as outstanding all of the Common Stock into which the outstanding Convertible Preferred Stock and Convertible Notes may be converted, assuming the conversion prices referred to in footnote (2), into 101,654,368 shares and 22,068,271 shares, respectively.


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Item 10       Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2000


                                               HARKEN ENERGY CORPORATION



                                               By: /s/ Karen Kerr-Johnson
                                                  -----------------------------
                                               Name: Karen Kerr-Johnson
                                               Title: Assistant General Counsel




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